

AiPEX5
AI Powered US Equity Index 5

Monthly Performance Report - October 2021

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**AIPEX5 Index**
Geographical Focus:	**United States**
Launch Date:	**5/4/2020**
Index Type:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical Simulated*

1 Month	2.00%
YTD	3.95%
1Y	6.93%
3Y	9.97%
5Y	28.20%
10Y	64.01%
10Y Annualized Volatility	4.90%
10Y Sharpe Ratio	0.96
Cumulative Return	108.42%

Top 10 Holdings: As of 10/29/2021

	Index Weight(%)	Sector
MODERNA INC	0.9%	Health Technology
PG&E CORP	0.8%	Utilities
CROCS	0.8%	Consumer Non-Durables
DEXCOM INC	0.8%	Health Technology
XILINX INC	0.8%	Electronic Technology
INTUIT COM	0.7%	Technology Services
ANTHEM INC	0.7%	Health Services
ATHENE HOLDING LTD - CLASS A	0.7%	Finance
CHARLES RIVER LABORATORIES	0.7%	Commercial Services
KLA CORP	0.7%	Electronic Technology
Total	**7.7%**	

Annual Index Performance: Historical & Simulated*

2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
3.3%	-0.1%	3.7%	6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 10/29/2021. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.



Monthly Performance Report - October 2021

Top 10 Sector Allocations



Legend: ■ Portfolio ■ Solactive US Large & Mid Cap Index

Contributions to Return



Legend: ■ Portfolio ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical Simulated*

	As of 10/29/2021	3Y Average	5Y Average	10Y Average
Equity Portfolio	35.89%	27.94%	36.91%	36.22%
Cash	64.11%	72.06%	63.09%	63.78%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 10/29/2021. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

